Bridgford Foods Corporation

1308 NORTH PATT STREET • P.O. BOX 3773 • ANAHEIM, CALIFORNIA 92803

TELEPHONE (714) 526-5533 • FAX (714) 992-9321

March 26, 2007

Mr. Joe Foti

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.  20549-3561

U.S.A.

Re:	Bridgford Foods Corporation
Form 10-K for the Fiscal Year Ended November 3, 2006
Filed February 1, 2007
File Number: 0-2396

Dear Mr. Foti,

Thank you for your letter dated March 6, 2007, relating to your review of our Annual Report on Form 10-K for the fiscal year ended November 3, 2006.

The numbered paragraphs below correspond to the numbered comments set forth in your letter.  Each of the comments from your letter has been reproduced in italics immediately before our response.  This letter of response will be filed on EDGAR under the form label CORRESP, as requested.

Item 7: Management’s Discussion & Analysis, page 9

1. Reference is made to note 7 (Segment Information) whereby we note that in each of the last three fiscal years the “Frozen Food” segment generated significant net income before tax while the “Refrigerated & Snack Food” segment incurred a significant net loss before tax.  In addition, your MD&A is primarily presented on a consolidated result of operations discussion with limited segment discussion solely pertaining to segment sales.  As there is significant variance in each segment’s results of operations as well as the liquidity & capital resources requirements for each segment, please expand your disclosure in MD&A to provide a segment analysis discussion in accordance with Item 303(a) of Regulation S-K and Section 501.06 of the Codification of Financial Reporting Releases (i.e. FRR-36).

This segment analysis should provide a discussion of each segment’s results of operations and the significant cash requirements of each segment.  In this discussion, we encourage you to provide an executive-level overview section that includes the most important matters on which management focuses in evaluating financial condition and operating performance of each segment.  Among other disclosures, you should include insight into material opportunities, challenges and risks from known material trends and uncertainties as well as actions the company is taking to address these items within each segment.  Also refer to the guidance in FRR-72 (Release No. 33-8350).  Please review accordingly.

Bridgford response:

As was agreed in our telephone call of March 9, 2007, these comments will be incorporated into Form 10-Q for the second quarter of fiscal 2007 ending April 20, 2007.

Liquidity and Capital Resources, page 11

2. We note that the expected project completion date for the new production line has been moved forward into fiscal year 2008.  Please discuss the anticipated additional capital requirement necessary to launch this line by quantifying the amount of funds that have been allocated to complete the project.

Bridgford response:

As was agreed in our telephone call of March 9, 2007, these comments will be incorporated into Form 10-Q for the second quarter of fiscal 2007 ending April 20, 2007.

Note 1: Significant Accounting Policies

Cash Equivalents, page 25

3. We note that you classify “Auction Rate Securities” within cash equivalents on your consolidated balance sheet and statement of cash flows.  With respect to these securities, we understand they are long-term variable rate bonds tied to short-term interest rates that reset through a “Dutch auction” process which typically occur every 7-35 days and the holder can participate in the auction and liquidate the securities to prospective buyers through a broker/dealer, but they do no have the right to put the security back to the issuer.

Although auction rate securities are considered highly liquid by market participants because of the auction process, we believe that these securities do not meet the definition of cash equivalents in paragraphs 8 and 9 of SFAS 95 because auction rate securities have long-term maturity dates and there is no guarantee the holder will be able to liquidate its holdings.  Furthermore, the staff’s view was affirmed in October 5, 2005 FASB Board meeting where the FASB considered whether to possibly change the above guidance and decided such action was not necessary.  Therefore, auction rate securities should not be classified as a cash equivalent on your consolidated balance sheet and please refer to SFAS No. 115 to determine the proper accounting for these securities.  In addition, presentation of cash flows from auction rate securities in the consolidated statements of cash flows should follow the guidance in paragraph 18 of SFAS No. 115.

Accordingly, please restate your consolidated financial statements in an amendment to your Form 10-K for fiscal year ended November 3, 2006.  This amendment should be filed within fifteen business days.  In this regard, your restated financial statement should provide the disclosures required by paragraph 26 of SFAS 154 as well as an explanatory paragraph in the revised auditor’s report in accordance with guidance in paragraph 12 of Section 420 in the Codification of Statements of Auditing Standards.

Bridgford response:

In light of views expressed by the Securities and Exchange Commission with respect to accounting for ARS, the Company restated the November 3, 2006 and October 28, 2005 consolidated balance sheets to no longer report ARS as cash equivalents.  The Company now reports such investments as trading securities under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities.  In completing this restatement, ARS amounts totaling $12,200 as of November 3, 2006 and $4,500 as of October 28, 2005 of cash and cash equivalents were restated to classify such amounts to trading securities.  The Company also restated net cash used for operating activities within the consolidated statement of cash flow for each applicable year.

Bridgford Foods Corporation filed an amendment on Form 10-K/A on March 26, 2007, which constitutes Amendment No. 1 to its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 1, 2007.  This filing amends and restates our previously reported Consolidated Balance Sheets as of November 3, 2006 and October 28, 2005 and the Consolidated Statements of Cash Flows for the years ended November 3, 2006 and October 28, 2005 only as well as the corresponding disclosures to restate auction rate securities (“ARS”) from cash and cash equivalents to trading securities. This restatement had no impact on the Company’s reported results of operations.

Inventories, page 25

4. Reference is made to inventories whereby it is your largest asset on your consolidated balance sheet comprising in excess of 25% of your total consolidated assets at each annual balance sheet date.  In view of the materiality of this asset, we believe your significant accounting policy for inventories is vague and non-descriptive.  Please significantly expand the accounting policy for inventories to address how market is determined as well as the methodology on evaluating and recognizing impairment.  Among other disclosures that may be required in expanding your accounting policy for inventories, we note some specific items that you should consider below.

If in deriving market value you are using a “net realizable value” (i.e. selling price less costs of disposal) approach as described in ARB #43 (Chapter 4 — Statement 6), your disclosure should not solely address how market is determined but also the nature and types of disposal costs included in deriving market value.  For example, disposal costs could include handling, packing, transportation, commissions, other types of direct sales expenses as well as other costs identified with the sale of products.  In addressing the basis for determining impairment on inventories, you should provide whether impairment is based on each separate product item in inventory, total of components of each major product category or some other method considered appropriate under GAAP.  Please revise your accounting policy, accordingly.

Bridgford response:

As was agreed in our telephone call of March 9, 2007, these comments will be incorporated into Form 10-Q for the second quarter of fiscal 2007 ending April 20, 2007.

Selling, General and Administrative, page 10

5. We note that you attribute part of the change in SG&A costs to significant reduction in the provision of doubtful accounts receivable.  We also note that the balance has been steadily decreasing in the prior three years.  Please provide a discussion on the factor(s) causing this change and whether you believe these circumstances are temporary or indicative of future conditions.

Bridgford response:

As was agreed in our telephone call of March 9, 2007, these comments will be incorporated into Form 10-Q for the second quarter of fiscal 2007 ending April 20, 2007.

Note: 7 Segment Information, page 34

6. Please present revenues from external customers for each group of similar products in accordance with paragraph 37 of SFAS 131.  For example, provide the amount of revenue generated from the Bridgford Monkey Bread products, or at another aggregation level you deem appropriate.

Bridgford response:

As was agreed in our telephone call of March 9, 2007, these comments will be incorporated into Form 10-Q for the second quarter of fiscal 2007 ending April 20, 2007.

ACKNOWLEDGEMENT

I, Raymond Lancy, as Chief Financial Officer, Vice President, Treasurer and Assistant Secretary  of Bridgford Foods Corporation., a California corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing on Form 10-K (File No.0-2396), as amended (Form 10-K/A) to be filed with the United States Securities and Exchange Commission (the “Commission”);

2.	The Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and 10-K/A; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 26 day of March 2007.

BRIDGFORD FOODS CORPORATION

By:	/s/ RAYMOND LANCY
	Name:	Ray Lancy

	Title:	Chief Financial Officer, Vice President, Treasurer and Assistant Secretary